FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO DISPOSE OF ITS GENERAL INSURANCE BUSINESS IN MACAU

HSBC Insurance (Asia) Limited, an indirect wholly owned subsidiary of HSBC Holdings plc, has entered into an agreement to dispose of its general insurance business in Macau to QBE Insurance (International) Limited ('QBE'). The gross asset value of this business was approximately HK$6.97m (approximately US$0.9m) at 31 December 2012.

The Hongkong and Shanghai Banking Corporation Limited ('the Bank'), an indirect wholly owned subsidiary of HSBC Holdings plc, has also entered into a non-exclusive agreement with QBE to distribute their general insurance products to the Bank's customers in Macau. Under the agreement, QBE will pay commissions to the Bank on product sales.

The disposal of the Macau general insurance business is subject to regulatory approval and is expected to complete in the first half of 2013.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 April 2013